Exhibit 99.1

BITFARMS LTD.

Foundry USA Pool Payout Methodology

As at March 6, 2024

Material contract filed in accordance with section 12.2 of

National Instrument 51-102 – Continuous Disclosure Obligations

1.	Foundry USA Pool’s payout methodology	2

FPPS Calculations

What is Foundry USA Pool’s Payout Methodology?

Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme.

Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme. Daily Earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at l AM UTC time. If Auto-Withdrawal is on, earnings accrued in the Balance would be withdrawn to the selected whitelisted wallet addresses, once a day, during 9 AM to 5 PM UTC time

There are 3 steps to calculate the FPPS payout for every Foundry USA Pool subaccount.

Step l

Foundry USA Pool calculates the daily Pay-per-Share (PPS) earnings amount denominated in BTC per Subaccount, by summing the daily PPS base earnings for every worker in the subaccount. The daily PPS earnings per worker is based on every accepted share received from that worker in the 24hr contract period. (midnight-to-midnight UTC time). The running total increments with every accepted share throughout the day. Accepted share means a share that meets the worker difficulty target.

●	Daily PPS Base per Subaccount

For example, if there are 2 workers in a subaccount, and each worker submits 2 shares during the 24hr contract period:

Worker	Block Subsidy (BTC)	Share Difficulty	Network Difficulty	Allocated PPS
worker 1	6.25	3,352,746,667	21,448,277,761,059	0.00097699
worker1	6.25	6,705,493,333	21,448,277,761,059	0.00195397
worker 2	6.25	4,526,208,000	21,448,277,761,059	0.00131893
worker 2	6.25	5,532,032,000	21,448,277,761,059	0.00161203
24hr Base PPS				0.00586192 BTC

Step 2

Next, calculate the FPPS rate,in order to account for the transaction fee aspect of the FPPS payout, in addition to the PPS base,

●	FPPS Rate

Let n be the number of blocks observed in the contract period and i be the observation after sorting the set of Transaction Fees per Block in ascending order.

The numerator is the sum of Transaction Fees per Block in the contract period excluding the highest 3 observations and lowest 3 observations, including empty blocks.

The denominator is the sum of all Block Subsidies per Block in the contract period excluding the highest and lowest 3 observations.

For example, if 10 blocks were placed during the contract period according to the table, only the middle 4 would be included in the calculation and the FPPS rate would be 105.000%.

Blockheight	Status	Transaction fees per block (BTC)	Block subsidy (BTC)	Transaction fee percentage	FPPS Rate
815000	Excluded	3	6.25
815001	Excluded	1.5	6.25
815002	Excluded	0.8	6.25
815003	Included	0.3125	6.25
815004	Included	0.3125	6.25
815005	Included	0:3125	6.25
815006	Included	0.3125	6.25
815007	Excluded	0.25	6.25
815008	Excluded	0.1	6.25
815009	Excluded	0	6.25
24hr Total		6.9	62.5
24hr Total (excl.top/bottom 3)		1.25	2.5	5.000%	105.000%

Step 3

Finally calculate the Subaccount FPPS Payout Amount denominated in BTC by multiplying the Daily PPS Base per Subaccount (l) with the FPPS rate (2), net of pool fees.

Definitions

Accepted Share: A share that has a difficulty that meets or exceeds the share difficulty and is neither stale nor rejected. These shares that included as part of the PPS calculations.

Stale Share: A share that has a difficulty that meets or exceeds the share difficulty, but relates to a previous job assigned to the worker.

Empty Block: A Bitcoin block which contains no transactions and thus has no transaction fees.

Rejected Share: A share that has a difficulty that does not meet or exceed the share difficulty.

Share Difficulty (Worker difficulty): Difficulty required for our pool to accept a share. This difficulty is set on a per worker basis, to ensure that it sends shares at a target rate.

Worker: A mining machine or group of mining machines under the same worker name.

Network Difficulty: Difficulty required to mine a block on the Bitcoin network.

Block Subsidy: Part of the BTC reward for mining a block coming from newly issued BTC; not including the block transaction fees.

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